


03012769

:CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
FEB 2 4 2003
181

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

BB
3/3

Annual Audited Report
Form X-17A-5
Part III

Report For the Period Beginning _____ January 1, 2002 _____ and Ending _____ December 31, 2002 _____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

McDonald Investments Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

McDonald Investment Center, 800 Superior Avenue
                                 (No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Robert D. Moran, Chief Financial Officer   (216) 563-2006
                                                        (Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

✓	Certified Public Accountant
	Public Accountant
	Accountant not resident in U.S. or any of its possessions.

For Official Use Only

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (1-78)



OATH OR AFFIRMATION

I, **Robert D. Moran** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **McDonald Investments Inc.** as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $429,127 credits $187)

Notary Public

Jo Lynn Jackson, Notary Public
State of Ohio
My Commission Expires January, 19 2004

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2002 to December 31, 2002

McDonald Investments Inc.
(Name of Respondent)

McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Robert D. Moran
Chief Financial Officer
McDonald Investments Inc.
McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
Telephone No. (216) 563-2006

(Name and address of person authorized to receive notices and communications
from the Securities and Exchange Commission)

Financial Statements and Schedules

McDonald Investments Inc.

December 31, 2002

The following financial statements and schedules of McDonald Investments Inc. are submitted herewith:

Statement of financial condition—December 31, 2002

Statement of income—Year ended December 31, 2002

Statement of changes in stockholder's equity—Year ended December 31, 2002

Statement of changes in liabilities subordinated to claims of general creditors—Year ended December 31, 2002

Statement of cash flows—Year ended December 31, 2002

Notes to financial statements

Schedule I—Computation of net capital pursuant to Rule 15c3-1

Schedule II—Computation for determination of reserve requirements pursuant to Rule 15c3-3

Schedule III—Information relating to the possession or control requirements under Rule 15c3-3

Schedule IV—Reconciliation of computation of net capital pursuant to Rule 17a-5(d)(4)

Schedule V—Reconciliation of computation for determination of reserve requirements pursuant to Rule 17a-5(d)(4)

 **ERNST & YOUNG**

■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
McDonald Investments Inc.

We have audited the accompanying statement of financial condition of McDonald Investments Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Investments Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002, McDonald Investments Inc. changed its method of accounting for goodwill.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

January 24, 2003

1

McDonald Investments Inc.

Statement of Financial Condition

December 31, 2002

(In Thousands)

Assets

Cash and cash equivalents	$	6,323
Receivable from customers		300,560
Receivable from brokers and dealers		107,401
Securities purchased under agreements to resell		224,529
Securities owned		572,237
Receivable from affiliates		4,210
Other receivables		19,339
Memberships in exchanges, at cost (market value $12,694)		4,124
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $62,376		22,114
Other investments		4,980
Other assets		48,862
	$	1,314,679

Liabilities and stockholder's equity

Liabilities:

Short-term borrowings	$	60,722
Payable to customers		80,897
Payable to brokers and dealers		70,971
Securities sold under agreements to repurchase		243,644
Securities sold but not yet purchased		457,486
Accrued compensation		66,710
Accounts payable, accrued expenses and other liabilities		41,188
		1,021,618

Stockholder's equity:

Preferred stock, without par value; authorized 500 shares; none issued		
Common stock, stated value $4.00 per share; 250 shares authorized, issued and outstanding		1
Additional paid-in capital		178,204
Retained earnings		114,856
		293,061
	$	1,314,679

See notes to financial statements.

McDonald Investments Inc.

Statement of Income

Year ended December 31, 2002

(In Thousands)

Revenues

Underwriting and investment banking	$	90,463
Principal transactions		91,895
Commissions		178,703
Investment management fees		42,132
Interest and dividends		25,041
Advisory fees		3,612
Other		19,074
		450,920

Expenses

Employee compensation and benefits	271,130
Interest	8,022
Communications	20,030
Occupancy and equipment	63,194
Promotion and development	13,014
Floor brokerage and clearance	4,649
Taxes, other than income taxes	13,371
Management fee paid to affiliate	20,270
Other operating expenses	16,410
	430,090

Income before income taxes	20,830

Provision (benefit) for income taxes:
  Federal:

Current		(785)
Deferred		8,100
State and local		521
		7,836
Net income	$	12,994

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Stockholder's Equity

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2002	$ 1	$ 128,204	$ 176,862
Net income	-	-	12,994
Capital contribution from Parent	-	50,000	-
Cash dividend to Parent	-	-	(75,000)
Balance at December 31, 2002	$ 1	$ 178,204	$ 114,856

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(In Thousands)

Balance at January 1, 2002	$ (80,000)
Payment on subordinated debt	80,000
Balance at December 31, 2002	$ -

See notes to financial statements.

McDonald Investments Inc.

Statement of Cash Flows

Year ended December 31, 2002

(In Thousands)

Operating activities		
Net income	$	12,994
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,944
Deferred compensation		5,298
Deferred income taxes		8,100
Changes in operating assets and liabilities:		
Decrease in receivable from customers		58,572
Decrease in receivable from brokers and dealers		32,676
Increase in securities owned		(162,570)
Decrease in other receivables		19,087
Increase in other assets		(8,061)
Decrease in payable to customers		(33,090)
Decrease in payable to brokers and dealers		(51,700)
Increase in securities sold but not yet purchased		167,591
Increase in accrued compensation		33,984
Decrease in accounts payable, accrued expenses and other liabilities		(23,742)
Net cash provided by operating activities		69,083
Investing activities		
Purchase of furniture, equipment and leasehold improvements		(3,759)
Net change in investments		801
Net cash used for investing activities		(2,958)
Financing activities		
Increase in securities purchased under agreements to resell		(101,288)
Increase in short-term borrowings		41,882
Increase in securities sold under agreements to repurchase		118,380
Net decrease in receivables from affiliates		(2,063)
Transfer of deferred accruals to Parent		(21,110)
Payment of subordinated debt		(80,000)
Capital contribution by Parent		50,000
Dividend to Parent		(75,000)
Net cash used for financing activities		(69,199)
Decrease in cash and cash equivalents		(3,074)
Cash and cash equivalents at beginning of fiscal year		9,397
Cash and cash equivalents at end of fiscal year	$	6,323

See notes to financial statements.

McDonald Investments Inc.

Notes to Financial Statements

December 31, 2002

(In Thousands)

1. Significant Accounting Policies

McDonald Investments Inc. (the Company) is a wholly-owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value.

Securities transactions and related commission revenue and expense are recorded on a settlement date basis. No material differences resulted from recognizing securities related revenue and expenses on the settlement date basis, rather than on the trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate.

Securities borrowed of $8,905 which are included in receivables from brokers and dealers and securities loaned of $25,382 which are included in payables to brokers and dealers are both carried at the fair market value of the underlying collateral.

Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

1. Significant Accounting Policies (continued)

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086 at December 31, 2002 and is included in other assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which replaced Accounting Principles Board Opinion No. 17, *Intangible Assets*. Under the new accounting standard, companies are no longer required to amortize goodwill and other intangible assets deemed to have indefinite lives. Under SFAS No. 142, goodwill and certain intangible assets are subject to impairment testing, which must be conducted at least annually. No impairment loss has been recognized in 2002.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This Interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing a guarantee. The initial recognition and measurements provisions on this guidance are effective on a prospective basis for guarantees issued or modified on or after January 1, 2003, that are within the scope of this guidance.

This new accounting guidance also expands the disclosures that a guarantor must make about its obligations under certain guarantees. These disclosure requirements are effective for financial statements of interim or annual periods ending after October 15, 2002. The required disclosures for the Company are provided in Note 6 (Commitments and Contingencies).

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

1. Significant Accounting Policies (continued)

Adoption of Interpretation No. 45 is not expected to have any material effect on the Company's financial condition and results of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2002 consist of the following:

Securities owned:	
Mortgage-backed securities	$ 242,364
U.S. Government obligations	233,123
Corporate obligations	52,631
Money market instruments	21,146
State and municipal obligations	8,875
Corporate stocks	7,704
Other	6,394
	$ 572,237
Securities sold but not yet purchased:	
Mortgage-backed securities	$ 250,346
U.S. Government obligations	194,012
Corporate obligations	8,003
Other	5,125
	$ 457,486

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

3. Short-Term Borrowings

Short-term borrowings are bank loans payable on demand at rates ranging from of 1.33% to 3.50% at December 31, 2002. Short-term borrowings include an $18,422 unsecured loan from the Parent and $100 loan secured by customer-owned securities with a market value of $248 at December 31, 2002.

Securities sold under agreements to repurchase bear interest at rates ranging from 1.00% to 1.42% and are collateralized by firm-owned securities with a market value of $243,644 at December 31, 2002.

Total interest paid in 2002 on short-term borrowings was $6,967. Total interest paid in 2002 on subordinated notes, all of which matured in 2002, was $1,532.

4. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates. The Company had $18,422 in short-term borrowings with an affiliate organization at December 31, 2002.

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2002 were:

Facilities and equipment	$ 27,499
Processing charges	21,782
Management fee	20,270

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2002 were $18,382 under these agreements.

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Income before taxes at statutory tax rate	$ 7,290
Disallowed meals and entertainment	610
State taxes, net of federal benefit	339
Other	(403)
Income tax expense	$ 7,836

The deferred income tax expense (benefit) for the year ended December 31, 2002 consists of the following:

Employee compensation accruals	$ 3,173
Litigation and other reserves	1,485
Depreciation and amortization	(92)
Purchase accounting	2,935
Other	599
Total deferred tax expense (benefit)	$ 8,100

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2002 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 5,137
Litigation and other reserves	953
Depreciation	2,621
Purchase accounting	2,005
Other	2,617
Total deferred tax assets	13,333
Deferred tax liabilities:	
State taxes	591
Other	1,652
Total deferred tax liabilities	2,243
Net deferred tax assets	$ 11,090

Total income taxes paid to the Parent were $1,434 for the year ended December 31, 2002.

6. Commitments and Contingencies

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company.

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

6. Commitments and Contingencies (continued)

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2002 with initial or remaining noncancellable lease terms in excess of one year are approximately $102,862 payable as follows: 2003—$17,546; 2004—$17,187; 2005—$16,621; 2006—$15,984; 2007—$15,052 and thereafter—$20,472. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense amounted to $20,081 for the year ended December 31, 2002.

Guarantees

The Company, on behalf of an affiliated limited partnership, has pledged and deposited $2,667 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2002, the Company's net capital under the Rule was $146,004 or 47% of aggregate debit balances, and $139,743 in excess of the minimum required net capital.

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

8. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

In the normal course of business, the Company enters into underwriting and forward commitments. At December 31, 2002, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities and collateralized mortgage obligations with market values of approximately $878,441 and $926,741 respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on the Company's financial position.

The revenues from trading mortgage-backed securities and collateralized mortgage obligations, including both forward and regular-way transactions, are included in revenues from principal transactions and were $13,642 for the year ended December 31, 2002.

McDonald Investments Inc.

Notes to Financial Statements (continued)

(In Thousands)

9. Employee Benefit Plans

The Company sponsored a 401(k) defined contribution and profit-sharing plan (McDonald Plan) covering substantially all employees. On January 1, 2000, all participants of the McDonald Plan became participants of a 401(k) Plan sponsored by the Parent (KeyCorp Plan). The McDonald Plan remains separate from the KeyCorp Plan but no additional contributions by participants to the McDonald Plan are permitted.

The KeyCorp Plan permits eligible employees to contribute 1% to 16% of eligible compensation with up to 6% being eligible for matching contributions in the form of Key common shares. For the year ended December 31, 2002, the Company's contribution expense related to the KeyCorp Plan was $8,794.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a non-contributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2002, the Company's allocated costs were $11,827.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

(In Thousands)

Net capital

Total stockholder's equity from statement of financial condition			$ 293,061
Deductions and/or charges:			
Nonallowable assets:			
Unsecured receivable from customers	$	357	
Investments and securities owned not readily marketable		306	
Memberships in exchanges		4,124	
Investment in and receivables from affiliates and associated partnerships		9,191	
Furniture, equipment and leasehold improvements		22,114	
Other receivables		18,908	
Other assets		34,166	
			89,166
Additional charges for customers' and noncustomers' security accounts		9,591	
Aged fails-to-deliver		842	
Other deductions and/or charges		2,742	
			13,175
			102,341
Net capital before haircuts on security positions			190,720
Haircuts on security positions:			
Contractual security commitments		10,378	
Trading and investment securities:			
Money market instruments		20,082	
U.S. and Canadian Government obligations		6,090	
State and municipal obligations		529	
Corporate obligations		5,217	
Corporate stocks		2,420	
			44,716
Net capital			$ 146,004

McDonald Investments Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement
2% of aggregate debit items as shown in Formula for
  Reserve Requirements pursuant to Rule 15c3-3
  prepared as of December 31, 2002 $ 6,260
Excess net capital $ 139,743

Percentage of net capital to aggregate debit items 47%

Net capital in excess of
4% of aggregate debit items $ 133,483
5% of aggregate debit items $ 130,353

McDonald Investments Inc.

Schedule II
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

December 31, 2002

(In Thousands)

Credit items

Free credit balances and other credit balances in customers' security accounts	$	157,119
Monies borrowed collateralized by securities carried for the accounts of customers		100
Monies payable against customers' securities loaned		25,408
Customers' securities failed-to-receive		9,026
Credit balances in firm accounts which are attributable to principal sales to customers		2,233
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		9
Market value of short securities and credits in all suspense accounts over 30 calendar days		333
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		292
Other		1,099
Total credits	$	195,619

Debit items

Debit balances in customers' cash and margin accounts	$	296,235
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		6,168
Failed to deliver of customers' securities not older than 30 calendar days		377
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		10,227
Aggregate debit items		313,007
Less 3%		9,390
Total debits	$	303,617
Excess of total debits over total credits	$	107,998

McDonald Investments Inc.

Schedule III
Information Relating to the Possession
or Control Requirements under Rule 15c3-3

(In Thousands, except number of items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in
   the Company's possession or control as of December 31, 2002 (for
   which instructions to reduce to possession or control had been
   issued) but for which the required action was not taken by the
   Company within the time frames specified under Rule 15c3-3.

   A. Number of items.

2. Customers' fully paid securities and excess margin securities for
   which instructions to reduce to possession or control had not been
   issued as of December 31, 2002, excluding items arising from
   "temporary lags which result from normal business operations" as
   permitted under Rule 15c3-3. $ 410

   A. Number of items.   29

McDonald Investments Inc.

Schedule IV
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2002 unaudited Form X-17a-5, Part II.

McDonald Investments Inc.

Schedule V
Reconciliation of Computation for Determination of
Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2002 unaudited Form X-17a-5, Part II.